17009450

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellford Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E 42nd Street, Suite 1310
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter Costenbader 860-997-4160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bret J. Logue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellford Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Signature

Managing Director

Title

Notary Public

DAVID HELMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6107875
Qualified in Nassau County
Commission Expires April 12, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATES FILED IN
ALBANY, BRONX, KINGS,
NEW YORK, ORANGE, PUTNAM,
QUEENS, RICHMOND, ROCKLAND,
SUFFOLK, AND WESTCHESTER
COUNTIES

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

WELLFORD CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Wellford Capital Markets, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Wellford Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellford Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Wellford Capital Markets, LLC's financial statements. The Supplemental Information is the responsibility of Wellford Capital Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2017

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	103,953
Accounts receivable		92,320
Unbilled reimbursable expenses		13,641
Security deposit		34,162
Goodwill		38,347
TOTAL ASSETS	$	282,423

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	12,086
Due to related party		2,894
Rent Liability		11,106
TOTAL LIABILITIES	$	26,086
MEMBER'S EQUITY		256,337
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	282,423

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Advisory fees	$	1,667,500
Expense reimbursements		65,724
Total revenue		1,733,224
OPERATING EXPENSES		
Consulting and commissions		1,209,930
Travel and entertainment		65,724
Salaries and related		186,814
Legal and professional fees		82,035
Rent		158,025
Taxes and licenses		17,453
Business development		4,223
Office		2,944
Other operating expenses		12,078
Total operating expenses		1,739,226
NET LOSS	$	(6,002)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

WELLFORD CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY, JANUARY 1	$	407,339
Net loss		(6,002)
Member contributions		25,000
Member distributions		(170,000)
MEMBER'S EQUITY, DECEMBER 31	$	256,337

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net loss	$	(6,002)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in accounts receivable		170,172
Decrease in unbilled expense reimbursement		8,015
Decrease in prepaid expense		14,182
Decrease in accounts payable		(28,501)
Decrease in due to related party		(25,408)
Decrease in rent liability		(339)
Net cash provided by operating activities		132,119
FINANCING ACTIVITIES		
Member contributions		25,000
Member distributions		(170,000)
Cash used in financing activities		(145,000)
NET DECREASE IN CASH AND CASH EQUILAVENTS		(12,881)
CASH AND CASH EQUILAVENTS AT BEGINNING OF PERIOD		116,834
CASH AND CASH EQUILAVENTS AT END OF PERIOD	$	103,953

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Wellford Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010.

The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2016, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Goodwill

Goodwill is tested annually for impairment. At December 31, 2016, no impairment has been determined.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Reimbursable expense income is recognized at the time the expenses are incurred.

The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Concentrations
During the year ended December 31, 2016, 82% of total revenues were earned from a single customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Management Review
The Company evaluated subsequent events through February 27th, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $77,867, which was $72,867 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 33.50%.

3. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"), wherein the Company reimburses the Affiliate for expenses paid on its behalf. These expenses include, but are not limited to, employee salaries, rent, office and administrative supplies and travel. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The Company recorded $319,919 in expenses during the year ended December 31, 2016. The amount outstanding to the Affiliate under the agreement as of December 31,2016 was $2,894 and is reflected in the accompanying Statement of Financial Condition.

4. **COMMITMENTS AND CONTINGENCIES**

The Company leases office space under operating leases expiring in October 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $158,025 for the year ended December 31,2016.

Future minimum lease commitments under non-cancelable operating leases at December 31, 2016 are as follows:

2017	$	149,460
2018		114,470
Total minimum lease payments	$	263,930

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC450) and Accounting Standards Codification 440 Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2016.

5. **PENDING SALE**

On December 29, 2016 the holders of the majority units of Wellford Energy Group, voted to sell it's ownership of all the issued and outstanding membership interests of Wellford Capital Partners, LLC (Parent), who owned 100% of the issued and outstanding membership interests in the Company, along with all associated assets, including any existing contracts or uncollectable accounts receivable to a separate buyer.

The Company submitted a Continuing Membership Application to FINRA on November 29, 2016 seeking authorization of the sale. FINRA has indicated that the CMA is substantially complete and has authorized the sale.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 256,337
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(92,320)
Unbilled reimbursable expenses	(13,641)
Security deposit	(34,162)
Goodwill	(38,347)
NET CAPITAL	77,867
AGGREGATE INDEBTEDNESS	
Accounts payable	12,086
Due to related party	2,894
Rent liability	11,106
Total aggregate indebtedness	26,086
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	72,867
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 71,867
Percentage of aggregate indebtedness to net capital	33.50%

Note: The above computation does not differ from the computation of net capital Under Rule 15c3-1 as of December 31, 2016 as reported by Wellford Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying RE: Exemption Report Year Ended December 31, 2016, in which (1) Wellford Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

WELLFORD CAPITAL MARKETS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Wellford Capital Markets, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Wellford Capital Markets, LLC

Bret Logue

Bret Logue

CEO